Exhibit 99.1

SPROTT ANNOUNCES DATE FOR 2023 FIRST QUARTER RESULTS WEBCAST

TORONTO, ON – MAY 1, 2023 – Sprott Inc. (NYSE:SII) (TSX:SII) (“Sprott”) announced today that it plans to release its 2023 first quarter results at 7:00 a.m. on May 5, 2023. Sprott will host an earnings webcast that morning at 10:00 a.m. to discuss the results. Sprott CEO, Whitney George, together with Sprott CFO, Kevin Hibbert and Sprott Asset Management CEO, John Ciampaglia, will host the webcast, which can be accessed as outlined below.

Webcast Details

Date:	May 5, 2023
Time:	10:00am ET
Audio Webcast:	Audience URL: https://edge.media-server.com/mmc/p/x4wyc6no

Pre-registration is now open.

Please note, research analysts who cover the company should register at https://register.vevent.com/register/BI4c1a3f5693f1434dac931776c94119c0 to participate in the live Q&A session.

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and Connecticut and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.